DESCRIPTION OF AMERICAN DEPOSITARY SHARES

     We, Lloyds TSB Group plc, have amended and restated our deposit agreement, dated as of February 7, 2000, as amended and restated on November 7, 2001, with the Bank of New York Mellon, as depositary, in respect of its ordinary shares. Set out below is a description of the material terms of the amended and restated deposit agreement, to be dated November 17, 2008, the form of which has been filed with the Securities and Exchange Commission under cover of Form F-6 on November 6, 2008.

American Depositary Shares

     The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent four shares (or a right to receive four shares) deposited with the principal London office of The Bank of New York Mellon, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York’s principal executive office is located at One Wall Street, New York, New York 10286.

     You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having ADSs registered in your name in the Direct Registration System, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

     The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, also referred to as DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

     As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Scottish law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and all other persons indirectly holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

     The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

     The depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Shares your ADSs represent.

  Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and can not be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

  Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent.   If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

  Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares.

  Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to ADS holders. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to ADS holders, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to the persons entitled to them. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

  Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution.

     The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

     The depositary will deliver ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

     You may surrender your ADSs at the depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

     You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

     ADS holders may instruct the depositary to vote the number of deposited shares their ADSs represent. The depositary will notify ADS holders of shareholders’ meetings and arrange to deliver our voting materials to them if we ask it to. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary.

      Otherwise, you won’t be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

     The depositary will try, as far as practical, subject to the laws of Scotland and of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. The depositary will only vote or attempt to vote as instructed or as described in the following sentence.

     If we timely asked the depositary to solicit your instructions and the depositary does not receive voting instructions from you by the specified date, it will consider you to have authorized and directed it to give a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs. The depositary will give a discretionary proxy in those circumstances to vote on all questions at to be voted upon unless we notify the depositary that:

  we do not wish to receive a discretionary proxy;

  we think there is substantial shareholder opposition to the particular question; or

  we think the particular question would have a adverse impact on our shareholders.

     We can not assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

     In order to give you a reasonable opportunity to instruct the Depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the Depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days, or such other period as we and the depositary may agree, in advance of the meeting date.

Fees and Expenses

Persons depositing or		For:
withdrawing shares or ADS
holders must pay:
$5.00 (or less) per 100 ADSs (or	•	Issuance of ADSs, including issuances
portion of 100 ADSs)		resulting from a distribution of shares or
rights or other property

	•	Cancellation of ADSs for the purpose of
withdrawal, including if the deposit
agreement terminates

$.02 (or less) per ADS	•	Any cash distribution to ADS holders

A fee equivalent to the fee that	•	Distribution of securities distributed to
would be payable if securities		holders of deposited securities which are
distributed to you had been shares		distributed by the depositary to ADS
and the shares had been deposited		holders
for issuance of ADSs

$.02 (or less) per ADSs per	•	Depositary services, to the extent the
calendar year		depositary did not collect a cash
distribution of $.02 per ADS during that
calendar year

Registration or transfer fees	•	Transfer and registration of shares on our
share register to or from the name of the
depositary or its agent when you deposit
or withdraw shares

Expenses of the depositary	•	Cable, telex and facsimile transmissions
(when expressly provided in the deposit
agreement)

	•	converting foreign currency to U.S.
dollars

Taxes and other governmental	•	As necessary
charges the depositary or the
custodian have to pay on any ADS
or share underlying an ADS, for
example, stock transfer taxes,
stamp duty or withholding taxes

Any charges incurred by the	•	As necessary
depositary or its agents for
servicing the deposited securities

Payment of Taxes

     You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your American Depositary Shares to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:		Then:

•	Change the nominal or par value	The cash, shares or other securities
	of our shares	received by the depositary will become
deposited securities. Each ADS will
•	Reclassify, split up or consolidate	automatically represent its equal share of
	any of the deposited securities	the new deposited securities.

•	Distribute securities on the shares	The depositary may, and will if we ask it
	that are not distributed to you	to, distribute some or all of the cash,
shares or other securities it received. It
•	Recapitalize, reorganize, merge,	may also deliver new ADRs or ask you to
	liquidate, sell all or substantially	surrender your outstanding ADRs in
	all of our assets, or take any	exchange for new ADRs identifying the
	similar action	new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

     We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

     The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 90 days prior to the date fixed in such notice for such termination. The depositary may also terminate the deposit agreement by mailing notice of termination to us and the ADS holders if 90 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment.

     After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADSs. One year after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

     The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

  are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

  are not liable if we are or it is prevented or delayed by law or circumstances beyond our control from performing our or its obligations under the deposit agreement;

  are not liable if we or it exercises discretion permitted under the deposit agreement;

  are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

  have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person unless it has received a satisfactory indemnity;

  may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

     In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

     Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares, the depositary may require:

  payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

  satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

  compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

     The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADRs

     ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

  When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders' meeting; or (iii) we are paying a dividend on our shares.

  When you owe money to pay fees, taxes and similar charges.

  When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

     The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days' notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

     In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

     In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the depositary.

Shareholder communications; inspection of register of holders of ADSs

     The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.